UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

Form 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 30, 2007

Commission file number: 1-14616

__________________________________________________

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82--

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. Financial Statements as of and for the three months ended June 30, 2007, as filed with the Chilean Superintendency of Securities and Insurance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Patricio Bosselin Molina

Date: May 05, 2007 By: Patricio Bosselin Molina Principal Financial Officer

ASSETS
		mm	Dd	Yr	mm	Dd	Yr
		06	30	2007	06	30	2006
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		19,770,912			18,995,919
5.11.10.10 Available		1,137,423			267,430
5.11.10.20 Time deposits		0			32,598
5.11.10.30 Negotiable securities (net)		0			0
5.11.10.40 Debtors from sales (net)	5	1,445,887			1,975,394
5.11.10.50 Notes receivable (net)	5	619,797			759,504
5.11.10.60 Sundry debtors (net)	5	348,493			264,194
5.11.10.70 Related companies bills receivable and debtors	6	1,573,819			2,591,988
5.11.10.80 Inventories (net)	7	13,126,445			11,825,999
5.11.10.90 Recoverable taxes		231,976			320,800
5.11.20.10 Prepaid expenses	31	1,058,269			786,270
5.11.20.20 Deferred taxes	8	108,553			142,970
5.11.20.30 Other current assets	9	120,250			28,772
5.11.20.40 Leasing contracts (net)		0			0
5.11.20.50 Assets for leasing (net)		0			0
5.12.00.00 TOTAL FIXED ASSETS	10	108,385,993			114,223,032
5.12.10.00 Land	10	31,144,353			31,384,747
5.12.20.00 Constructions and infrastructure works	10	48,999,041			50,815,901
5.12.30.00 Machinery and equipment	10	19,174,785			19,241,404
5.12.40.00 Other fixed assets	10	35,001,058			35,872,719
5.12.50.00 Higher value due to technical revaluation of fixed assets		0			0
5.12.60.00 Depreciation (less)	10	(25,933,244)			(23,091,739)
5.13.00.00 TOTAL OTHER ASSETS		23,055,207			26,671,763
5.13.10.10 Investments in related companies	11	3,986			3,951
5.13.10.20 Investments in other companies		0			0
5.13.10.30 Lower value of investments	13	12,847,268			13,503,850
5.13.10.40 Higher value of investments (less)	13	(25,623)			(30,328)
5.13.10.50 Long-term debtors	5	486,535			521,156
5.13.10.60 Long-term related companies bills receivable and debtors	6	1,835,393			4,017,319
5.13.10.65 Long-term deferred taxes	8	6,348,402			7,230,208
5.13.10.70 Intangible		9,762			10,174
5.13.10.80 Amortization (less)		0			0
5.13.10.90 Other	14	1,549,484			1,415,433
5.13.20.10 Long-term leasing contracts (net)		0			0
5.10.00.00 TOTAL ASSETS		151,212,112			159,890,714

LIABILITIES
		mm	Dd	Yr	mm	Dd	Yr
		06	30	2007	06	30	2006
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		50.328.837			44.591.850
5.21.10.10 Short-term bank and financial institutions obligations	15	955.552			1.120.201
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	15	3.234.002			4.036.644
5.21.10.30 Obligations with the public (Promissory notes)		0			0
5.21.10.40 Obligations with the public-short-term portion (bonds)		0			0
5.21.10.50 Long-term obligations with maturity within one year		0			0
5.21.10.60 Payable dividends		0			0
5.21.10.70 Accounts payable	30	20.567.126			21.219.150
5.21.10.80 Notes payable		31.278			54.086
5.21.10.90 Sundry creditors	32	1.056.544			1.456.380
5.21.20.10 A related company notes and accounts payable	6	22.080.656			15.117.323
5.21.20.20 Provisions	17	998.411			577.431
5.21.20.30 Withholdings		961.646			566.433
5.21.20.40 Income tax		0			0
5.21.20.50 Income received in advance	18	443.622			444.202
5.21.20.60 Deferred taxes		0			0
5.21.20.70 Other current liabilities		0			0
5.22.00.00 TOTAL LONG-TERM LIABILITIES		27.063.308			31.677.353
5.22.10.00 Bank and financial institutions obligations	16	5.666.466			9.009.255
5.22.20.00 Long-term obligations with the public (bonds)		0			0
5.22.30.00 Long-term notes payable		393.258			574.234
5.22.40.00 Long-term sundry creditors	32	2.194.504			2.491.888
5.22.50.00 Long-term related companies note and account payable	6	18.351.049			18.762.689
5.22.60.00 Long-term provisions		0			0
5.22.70.00 Deferred taxes long-term		0			0
5.22.80.00 Others long-term liabilities	18	458.031			839.287
5.23.00.00 MINORITY INTEREST	19	11.869			17.120
5.24.00.00 TOTAL EQUITY		73.808.098			83.604.391
5.24.10.00 Paid-in capital	20	61.184.347			61.663.754
5.24.20.00 Capital revaluation reserves	20	1.162.503			678.301
5.24.30.00 Share premium	20	31.889.635			31.887.182
5.24.40.00 Other reserves	20	(10.967.767)			(9.468.948)
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)		(9.460.620)			(1.155.898)
5.24.51.00 Reserves for future dividends		0			0
5.24.52.00 Retained earnings	20	0			2.574.272
5.24.53.00 Accumulated losses (less)		(5.480.319)			0
5.24.54.00 Profits (losses) of the period	20	(3.980.301)			(3.730.170)
5.24.55.00 Interim dividend (less)		0			0
5.24.56.00 Development period accum. deficit		0			0
5.20.00.00 TOTAL LIABILITIES		151.212.112			159.890.714

INCOME STATEMENT
		mm	Dd	Yr	mm	Dd	Yr
		06	30	2007	06	30	2006
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		(828,949)			(1,109,032)
5.31.11.10 TRADING MARGIN		15,005,910			15,231,998
5.31.11.11 Trading income		57,873,946			58,562,695
5.31.11.12 Operating cost (less)		(42,868,036)			(43,330,697)
5.31.11.20 Administration and sales expenses (less)		(15,834,859)		(16,341,030)
5.31.12.00 NON-TRADING INCOME		(2,739,659)			(2,004,294)
5.31.12.10 Financial income		39,993			34,575
5.31.12.20 Related companies investments profits		0			0
5.31.12.30 Other non-trading income	21	8,398			154,051
5.31.12.40 Related companies investments losses (less)	11	(74)			(43)
5.31.12.50 Amortization lower value of the investment (less)	13	(581,412)			(569,044)
5.31.12.60 Financial expenses (less)		(1,595,553)			(1,400,789)
5.31.12.70 Other non-operating expenses (less)	21	(128,387)			(103,908)
5.31.12.80 Price-level restatement	22	(410,525)			281,647
5.31.12.90 Exchange rate differences	23	(72,099)			(400,783)
5.31.10.00 Profit before income tax and extraordinary items		(3,568,608)			(3,113,326)
5.31.20.00 Income tax	8	(415,642)			(620,492)
5.31.30.00 Extraordinary items		0			0
5.31.40.00 Profit (loss) before deduction of minority interest		(3,984,250)			(3,733,818)
5.31.50.00 Minority interest	19	1,595			1,296
5.31.00.00 NET PROFIT (LOSS)		(3,982,655)			(3,732,522)
5.32.00.00 Amortization of higher value of investments	13	2,354			2,352
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		(3,980,301)			(3,730,170)

CASH FLOW STATEMENT-DIRECT
		mm	Dd	Yr	mm	Dd	Yr
		06	30	2007	06	30	2006
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(280,554)			683,530
5.41.11.10 Collection from debtors from sales		75,944,683			69,751,687
5.41.11.20 Financial income received		41,852			428,667
5.41.11.30 Dividends and other distributions received		0			0
5.41.11.40 Other income received		14,540			27,530
5.41.11.50 Payments to suppliers and personnel (less)		(73,761,992)			(67,111,456)
5.41.11.60 Paid interest (less)		(1,078,101)			(1,615,223)
5.41.11.70 Paid income tax (less)		(11,489)			(13,224)
5.41.11.80 Other paid expenses (less)		(81,983)			(41,818)
5.41.11.90 Paid Value Added Tax and other similar (less)		(1,348,064)			(742,633)
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		916,621			(515,116)
5.41.12.05 Placement of cash shares		0			0
5.41.12.10 Loans obtained		3,628,949			6,401,840
5.41.12.15 Obligations with the public		0			0
5.41.12.20 Loans verified by documentary evidence with related companies		(72,396)			0
5.41.12.25 Other loans obtained from related companies		4,623,994			1,794,388
5.41.12.30 Other sources of financing		0			0
5.41.12.35 Payment of Dividends (less)		0			0
5.41.12.40 Distribution of capital (less)		0			0
5.41.12.45 Payment of loans (less)		(7,263,926)			(8,692,511)
5.41.12.50 Payment of obligations with the public (less)		0			(18,833)
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)		0			0
5.41.12.60 Payment of other loans of related companies (less)		0			0
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)		0			0
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)		0			0
5.41.12.75 Other disbursement due to financing (less)		0			0
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		(83,585)			(280,069)
5.41.13.05 Sale of Fixed Assets		0			0
5.41.13.10 Sale of permanent investments		0			0
5.41.13.15 Sale other investments		0			0
5.41.13.20 Collection of loans verified by documentary evidence to related Co.		0			0
5.41.13.25 Collection of other loans to related companies		0			0
5.41.13.30 Other investment income		0			0
5.41.13.35 Addition of fixed assets (less)		(83,585)			(280,069)
5.41.13.40 Payment of capitalized interest (less)		0			0
5.41.13.45 Permanent investments (less)		0			0
5.41.13.50 Investments on financial instruments (less)		0			0
5.41.13.55 Loans verified by documentary evidence to related companies (less)		0			0
5.41.13.60 Other loans to related companies (less)		0			0
5.41.13.65 Other investment disbursements (less)		0			0
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		552,482			(111,655)
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		3,820			(4,938)
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		556,302			(116,593)
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		581,121			416,621
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		1,137,423			300,028

FLOW - RESULT CONCILIATION
		mm	Dd	Yr	mm	Dd	Yr
		06	30	2007	06	30	2006
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		(3,980,301)			(3,730,170)
5.50.20.00 Profit or loss from disposal of assets		22,667			0
5.50.20.10 (Profits) Loss from disposal of fixed assets		12,293			0
5.50.20.20 Profits on investments sale (less)		0			0
5.50.20.30 Loss on investments sale		0			0
5.50.20.40 (Profits) Loss on other assets sale		10,374			0
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		3,375,650			3,814,987
5.50.30.05 Depreciation of the period		1,962,651			2,095,356
5.50.30.10 Amortization of intangible		0			0
5.50.30.15 Penalties and provisions		648,855			753,064
5.50.30.20 Profits accrued from investments in Related Companies (less)		0			0
5.50.30.25 Loss accrued on investments in related companies		74			43
5.50.30.30 Amortization of lower value of investment		581,412			569,044
5.50.30.35 Amortization of higher value of investments (less)		(2,354)			(2,352)
5.50.30.40 Net Price-Level restatement		410,525			(281,647)
5.50.30.45 Net exchange rate gains/losses		72,099			400,783
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		(297,612)			63,377
5.50.30.55 Other charges to results that do not represent cash flow		0			217,319
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		205,898			(950,234)
5.50.40.10 Debtors from sales		527,453			(829,352)
5.50.40.20 Inventories		(640,480)			(416,624)
5.50.40.30 Other assets		318,925			295,742
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		97,127			1,550,243
5.50.50.10 Accounts payable related to operating results		(41,261)			1,330,847
5.50.50.20 Payable interest		0			0
5.50.50.30 Payable income tax (net)		(5,804)			(78,208)
5.50.50.40 Other accounts payable related with non-trading income		268,999			300,293
5.50.50.50 Payable V.A.T. And other similar (net)		(124,807)			(2,689)
5.50.60.00 Minority Interest Profits (loss)		(1,595)			(1,296)
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(280,554)			683,530

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Superintendencia de Valores y Seguros de Chile, Chilean Securities and Insurance Superintendence, registered the Company Supermercados Unimarc S.A., under Number 447. In this way the Company is subjected to the control of this Superintendence.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover a six-months comprised between January 01 and June 30, 2007 and 2006.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Chilean Securities and Insurance Superintendence. Should any discrepancies occurs, the regulations instructed by the Superintendence would prevail over the former ones. Except by the investments in subsidiaries, which are registered in a single line of the general balance sheet, to their proportional patrimonial value, and therefore, they have not been consolidated line to line. This treatment does not modify the net result of the year nor the patrimony.

(c) Bases of Presentation

For comparative purposes, the financial statements as of June 30, 2006 are presented updated by 2.9%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected due to inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at June 30, 2007. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely 1.9% and 1.1% for the periods ended on June, 2007 and 2006 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 22.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of June 30, 2007 and 2006 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2007	2006
	$ Per Unit
Unidad de Fomento	18,624.17	18,151.40
U.S. Dollar	526.86	539,44
Argentinean Peso	170.643	174.774

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential wrong debt accounts receivables, the companies have set a provision over all those balances assessed as unrecoverable. As of June 30, 2007 and 2006 the provisions for debtors from sales and notes receivable for a total amount of ThCh$ 309,419.- and ThCh$ 877,104.- respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin number 33 of the Colegio de Contadores de Chile A.G.

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of June 30, 2007 and 2006, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin number 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc S.A. has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998 and according to the provisions indicated in the circular letter Number 1358 issued by the Chilean Securities and Insurance Superintendence, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Number 60 of the Colegio de Contadores de Chile A.G. and to the circular letter Number 1466 of the Chilean Securities and Insurance Superintendence.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled.

The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The amount of the assets for deferred taxes is reduced, if it is necessary, for the amount of any tributary benefit that is expected based on the available evidence that it could not be carried out in the medium term.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Chilean Securities and Insurance Superintendence. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.

02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	06-30-2007			06-30-2006
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	99.6000	99.6000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
O-E	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9562	0.0000	99.9562	99.9549
96.800.910-9	Publicidad y Promociones S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.0000	100.0000
96.798.240-7	Pan Carta S.A.	1,0000	99,0000	100,0000	0,0000
	SPEDY S.A.	0,0000	0,0000	0,0000	100,0000

03. ACCOUNTING CHANGES

During the period of six months between January 1st, and June 30, 2007 and 2006 changes in the application of Accounting Principles in relation to previous periods, as those Accounting Principles did not exist before.

04. NEGOTIABLE SECURITIES

As of June 30, 2007 and 2006, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	06-30-2007	06-30-2006

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current (Net)
	06-30-2007	06-30-2006	06-30-2007	06-30-2006		06-30-2007	06-30-2006	06-30-2007	06-30-2006
Debtors from sales	1,466,364	2,234,642	0	0	1,466,364	1,445,887	1,975,394	0	0
Estimation of bad debt					20,477	0	0	0	0
Notes receivable	908,739	1,377,360	0	0	908,739	619,797	759,504	0	0
Estimation of bad debt					288,942	0	0	0	0
Sundry debtors	348,493	264,194	0	0	348,493	348,493	264,194	486,535	521,156
Estimation of bad debt									0
						Total long-term Debtors		486,535	521,156

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.

  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.

  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in U.F. (Indexed Unit); therefore this is the method of index.

  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		06-30-2007	06-30-2006	06-30-2007	06-30-2006
88.541.600-4	Inversiones Errazuriz Ltda.	0	2,433,560	0	0
0-E	Puerta Grande S.A.	70,339	122,988	0	0
65.229.660-2	OTIC	0	17,343	0	0
0-E	Multideal S.A.	1,240	1,205	0	0
0-E	Caucho S.A.	75	79	0	0
O-E	Visa S.A.	0	72	0	0
88.486.700-2	Unimarc Internacional S.A.	1,501,685	0	1,835,393	4,017,319
O-E	Centro Cívico Caseros	37	39	0	0
O-E	Valores e Inversiones	256	0	0	0
88.461.600-k	Servicios Integrales S.A.	0	16,702	0	0
94.510.000-1	Renta Nacional Cia. Seguros Grales.	187	0	0	0
TOTALS		1,573,819	2,591,988	1,835,393	4,017,319
Notes and Accounts Payables
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		06-30-2007	06-30-2006	06-30-2007	06-30-2006
94.716.000-1	Rta. Nac. Cia.Seguros de Vida S.A.	0	530,882	17,299,011	17,821,203
0-E	Unitrade Interamericana S.A.	24,759	28,701	0	0
88.163.300-0	Inversiones Culenar S.A.	3,265,190	2,928,972	0	0
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	7,074,413	11,028,696	0	0
88.461.600-k	Servicios Integrales S.A.	372,814	502,813	0	941,486
96.591.240-1	Gafonac S.A	1,212,365	18,944	0	0
O-E	Capillitas S.A.	74,126	78,315	0	0
O-E	Cidef Argentina S.A.	155	0	0	0
O-E	Cia. Tauro S.A.	0	0	1,052,038	0
88.541-600-4	Inversiones Errazuriz Ltda.	5,423,589	0	0	0
94.510.000-1	Renta Nacional Cia. Seguros Grales.	569,133	0	0	0
96.509.820-8	United Marketing and Sales Chile S.A.	4,064,112	0	0	0
TOTALS		22,080,656	15,117,323	18,351,049	18,762,689

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	06-30-2007	06-30-2006
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
TAURO S.A.	0-E	Comm. Adm.	Long-term Curr. Acct payables	1,052,038	0	941,486	0
PUERTA GRANDE	0-E	Comm. Adm.	Curr. Acct. Receivable	70,339	0	390,964	0
PORCINOS DE CHILE S.A.	76315240-5	Comm. Adm.	Curr. Acct. Receivable	435,546	0	0	0
FRUTICOLA VILUCO S.A.	78724830-6	Comm. Adm.	Curr. Acct. Receivable	120,363	0	240,765	0
GANADERA Y FORESTAL NACIONAL LTDA.	78776710-9	Comm. Adm.	Curr. Acct. Receivable	0	0	3,698	0
AGRICOLA PICHILEMU LTDA.	78776810-5	Comm. Adm.	Curr. Acct. Receivable	344,091	0	452,885	0
SOC. AGRICOLA LAS CRUCES S.A.	78791770-4	Comm. Adm.	Curr. Acct. Receivable	196,696	0	418,701	0
CIDEF COMERCIAL S.A.	79780600-5	Comm. Adm.	Curr. Acct. Receivable	36,079	0	15,380,194	0
INMOB. CONSTRUCTORA NACIONAL S.A.	79809460-2	Comm. Adm.	Curr. Acct. Receivable	3,702,338	0	3,144,552	0
INVERSIONES FINANCIERAS S.A.	79902880-8	Comm. Adm.	Curr. Acct. Receivable	79,447	0	669,568	556
INVERSIONES CULENAR S.A.	88163300-0	Comm. Adm.	Curr. Acct. Receivable	0	0	308,700	0
SERVICIOS INTEGRALES S.A.	88461600-K	Comm. Adm.	Curr. Acct. Receivable	7,082,453	0	3,138,926	0
UNIMARC INTERNACIONAL S.A.	88486700-2	Comm. Adm.	Curr. Acct. Receivable	1,595,197	45,010	0	0
INVERSIONES ERRAZURIZ LTDA.	88541600-4	Acc.	Curr. Acct. Receivable	1,277,654	0	781,043	2,627
RENTA NACIONAL CIA SEG.GRALES.	94510000-1	Comm. Adm.	Curr. Acct. Receivable	137,624	0	113,951	0
RENTA NACIONAL CIA SEG.VIDA	94716000-1	Comm. Adm.	Curr. Acct. Receivable	551,132	0	0	0
HOLDING AND TRADING S.A.	94827000-5	Comm. Adm.	Curr. Acct. Receivable	0	0	607,349	0
UNITED MARKETING AND SALES CHILE S.A.	96509820-8	Comm. Adm.	Curr. Acct. Receivable	4,762,267	0	15,782,920	0
INVERSIONES POZO AL MONTE	96542240-4	Comm. Adm.	Curr. Acct. Receivable	0	0	9,808	0
PRONAC	96562440-6	Comm. Adm.	Curr. Acct. Receivable	661,958	0	0	0
IMPRESOS LOMA BLANCA S.A.	96574110-0	Comm. Adm.	Curr. Acct. Receivable	88,655	0	0	0
GANADERA FORESTAL NACIONAL S.A.	96591240-1	Comm. Adm.	Curr. Acct. Receivable	10,463	0	211,060	94
PESQUERA BAHIA CORONEL	96657460-7	Comm. Adm.	Curr. Acct. Receivable	0	0	58,494	0
MERCANTIL CIDEF S.A.	96680010-0	Comm. Adm.	Curr. Acct. Receivable	0	0	156,493	0
ADMINISTRADORA DE RECURSOS S.A.	96799480-4	Comm. Adm.	Curr. Acct. Receivable	88,212	0	308,495	0
VINEDOS ERRAZURIZ OVALLE S.A.	96822650-9	Comm. Adm.	Curr. Acct. Receivable	72,103	0	159,385	0
SEGURIDAD COMERCIAL S.A.	96836500-2	Comm. Adm.	Curr. Acct. Receivable	749	0	2,837	0
SALMONES Y PESQUERA NACIONAL S.A.	96850700-1	Comm. Adm.	Curr. Acct. Receivable	0	0	69,362	0
ADM Y SERV MULTIFUNCIONAL S.A.	96879010-2	Comm. Adm.	Curr. Acct. Receivable	33,860	0	222,603	0
SERV MULTIFUNCIONALES S.A.	96879070-6	Comm. Adm.	Curr. Acct. Receivable	255,735	0	1,199,752	0
ADM Y SERV GENERALES S.A.	96879090-0	Comm. Adm.	Curr. Acct. Receivable	45,807	0	276,270	0
SEGURIDAD Y PROTECCION S.A.	96879100-1	Comm. Adm.	Curr. Acct. Receivable	0	0	1,483	0
EMP. DE GESTION Y ADMINIST. S.A.	96898490-K	Comm. Adm.	Curr. Acct. Receivable	61,785	0	168,378	0
NEGOCIOS Y SERVICIOS GENERALES S.A.	96913160-9	Comm. Adm.	Curr. Acct. Receivable	632,748	0	299,252	0
SALMONES DE CHILE S.A.	96914410-7	Comm. Adm.	Curr. Acct. Receivable	26,303	0	14,196	0
CORP. DE INV. Y DESARR. CIDEFS.A.	96923970-1	Comm. Adm.	Curr. Acct. Receivable	0	0	3,056,345	0
LECHERA LA ESPERANZA S.A.	96980220-1	Comm. Adm.	Curr. Acct. Receivable	340,325	0	185,776	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	06-30-2007	06-30-2006
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
AGRIC Y VINEDOS TIERRUCA SA	99521630-2	Comm. Adm.	Curr. Acct. Receivable	101,925	0	164,783	0
INMOBILIARIA Y COMERCIAL S.A.	99542800-8	Comm. Adm.	Curr. Acct. Receivable	65,745	0	0	0
ADMINISTRADORA SOLUCION S.A.	99545240-5	Comm. Adm.	Curr. Acct. Receivable	36,593	0	274,236	0
UNIEXPRESS S.A	99592460-9	Comm. Adm.	Curr. Acct. Receivable	50,124	0	0	0
GUARDIAS DE SEGURIDAD UNO S.A.	99596490-2	Comm. Adm.	Curr. Acct. Receivable	639,045	0	207,821	0
GUARDIAS DE SEGURIDAD DOS S.A.	99596500-3	Comm. Adm.	Curr. Acct. Receivable	213,479	0	0	0
CAPILLITAS	0-E	Comm. Adm.	Curr. Acct payables	74,126	0	0	0
PUERTA GRANDE	0-E	Comm. Adm.	Curr. Acct payables	0	0	267,976	0
GANADERA Y FORESTAL NACIONAL LTDA.	78776710-9	Comm. Adm.	Curr. Acct payables	640	0	230,023	0
AGRICOLA PICHILEMU LTDA.	78776810-5	Comm. Adm.	Curr. Acct payables	31	0	5,850	0
SOC. AGRICOLA LAS CRUCES	78791770-4	Comm. Adm.	Curr. Acct payables	76,334	0	0	0
CIDEF COMERCIAL S.A.	79780600-5	Comm. Adm.	Curr. Acct payables	106,239	0	10,748,081	0
FRUTICOLA NACIONAL S.A.	79804350-1	Comm. Adm.	Curr. Acct payables	315	0	8,015	0
INMOB. CONSTRUCTORA NACIONAL S.A.	79809460-2	Comm. Adm.	Curr. Acct payables	274,154	0	69,121	0
INVERSIONES FINANCIERAS S.A.	79902880-8	Comm. Adm.	Curr. Acct payables	0	0	403,602	0
INVERSIONES CULENAR S.A.	88163300-0	Comm. Adm.	Curr. Acct payables	3,265,190	(389,756)	0	0
SERVICIOS INTEGRALES S.A.	88461600-K	Comm. Adm.	Curr. Acct payables	3,362,146	0	1,630,572	0
INVERSIONES ERRAZURIZ LTDA.	88541600-4	Acc.	Curr. Acct payables	6,119,910	0	3,435,135	0
RENTA NACIONAL CIA SEG.GRALES. S.A.	94510000-1	Comm. Adm.	Curr. Acct payables	45,054	0	29,785	0
RENTA NACIONAL CIA SEG.VIDA	94716000-1	Comm. Adm.	Curr. Acct payables	17,870,927	0	16,657	0
HOLDING AND TRADING S.A.	94827000-5	Comm. Adm.	Curr. Acct payables	59,606	0	576,468	0
UNITED MARKETING AND SALES CHILE S.A.	96509820-8	Comm. Adm.	Curr. Acct payables	4,271,957	0	7,480,117	0
INDUSTRIA FORESTAL NACIONAL S.A.	96524230-9	Comm. Adm.	Curr. Acct payables	69,749	0	41,993	0
COSAYACH NITRATO S.A.	96538430-8	Comm. Adm.	Curr. Acct payables	0	0	153,205	0
INVERSIONES POZO AL MONTE	96542240-4	Comm. Adm.	Curr. Acct payables	0	0	86,464	0
GANADERA FORESTAL NACIONAL S.A.	96591240-1	Comm. Adm.	Curr. Acct payables	1,205,910	0	1,218,972	0
SERV. DE PERSONAL AUSTRAL S.A.	96797780-2	Comm. Adm.	Curr. Acct payables	0	0	12,897	0
ADMINISTRADORA DE RECURSOS S.A.	96799480-4	Comm. Adm.	Curr. Acct payables	0	0	302,687	0
VINEDOS ERRAZURIZ OVALLE S.A.	96822650-9	Comm. Adm.	Curr. Acct payables	974,857	0	629,658	0
SEGURIDAD COMERCIAL S.A.	96836500-2	Comm. Adm.	Curr. Acct payables	0	0	2,391	0
ADM. Y SERV. MULTIFUNCIONAL S.A.	96879010-2	Comm. Adm.	Curr. Acct payables	0	0	64,539	0
SERV MULTIFUNCIONALES S.A.	96879070-6	Comm. Adm.	Curr. Acct payables	0	0	477,485	0
ADM. Y SERV. GENERALES S.A.	96879090-0	Comm. Adm.	Curr. Acct payables	0	0	7,176	0
SEGURIDAD Y PROTECCION S.A.	96879100-1	Comm. Adm.	Curr. Acct payables	0	0	1,434	0
EMP. DE GESTION Y ADMINIST. S.A.	96898490-K	Comm. Adm.	Curr. Acct payables	0	0	35,796	0
NEGOCIOS Y SERVICIOS GENERALES S.A.	96913160-9	Comm. Adm.	Curr. Acct payables	111,395	0	384,043	0
SALMONES DE CHILE S.A.	96914410-7	Comm. Adm.	Curr. Acct payables	12	0	14,196	0
INMOBILIARIA Y COMERCIAL S.A.	99542800-8	Comm. Adm.	Curr. Acct payables	0	0	83,781	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	06-30-2007	06-30-2006
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
PORCINOS DE CHILE S.A.	76315240-5	Comm. Adm.	Debtors from sales	177,703	149,330	0	0
GANADERA Y FORESTAL NACIONAL LTDA.	78776710-9	Comm. Adm.	Debtors from sales	640	538	1,512	1,270
SOC. AGRICOLA LAS CRUCES S.A.	78791770-4	Comm. Adm.	Debtors from sales	165,101	138,740	226,164	190,053
CIDEF COMERCIAL S.A.	79780600-5	Comm. Adm.	Debtors from sales	50,897	42,771	0	0
FRUTICOLA NACIONAL S.A.	79804350-1	Comm. Adm.	Debtors from sales	315	265	9,506	7,988
HOLDING AND TRADING S.A.	94827000-5	Comm. Adm.	Debtors from sales	59,606	50,089	308,200	258,991
UNITED MARKETING AND SALES CHILE S.A	96509820-8	Comm. Adm.	Debtors from sales	664,203	558,154	135,602	113,950
INDUSTRIA FORESTAL NACIONAL S.A.	96524230-9	Comm. Adm.	Debtors from sales	71,345	59,954	52,475	44,097
ALIMENTOS NACIONALES S.A.	96587510-7	Comm. Adm.	Debtors from sales	31,417	26,401	71,269	59,890
ADMINISTRADORA DE RECURSOS S.A.	96799480-4	Comm. Adm.	Debtors from sales	0	0	215,555	181,139
VINEDOS ERRAZURIZ OVALLE S.A.	96822650-9	Comm. Adm.	Debtors from sales	1,023,481	860,068	0	0
SERV MULTIFUNCIONALES S.A.	96879070-6	Comm. Adm.	Debtors from sales	0	0	464,425	390,273
ADM Y SERV GENERALES S.A.	96879090-0	Comm. Adm.	Debtors from sales	0	0	307,755	258,618
AGRIC Y VINEDOS TIERRUCA SA	99521630-2	Comm. Adm.	Debtors from sales	60,924	51,197	169,751	142,648
ADMINISTRADORA SOLUCION S.A.	99545240-5	Comm. Adm.	Debtors from sales	0	0	198,911	167,152
FRUTICOLA VILUCO S.A.	78724830-6	Comm. Adm.	Invoices Payables	216,413	181,860	393,056	330,300
AGRICOLA PICHILEMU LTDA.	78776810-5	Comm. Adm.	Invoices Payables	346,435	291,122	484,228	406,914
SOC. AGRICOLA LAS CRUCES S.A.	78791770-4	Comm. Adm.	Invoices Payables	10,373	8,717	420,975	353,761
CIDEF COMERCIAL S.A.	79780600-5	Comm. Adm.	Invoices Payables	51,695	43,441	23,242	19,531
INMOB. CONSTRUCTORA NACIONAL S.A.	79809460-2	Comm. Adm.	Invoices Payables	52,481	44,102	92,776	77,963
SERVICIOS INTEGRALES S.A.	88461600-K	Comm. Adm.	Invoices Payables	74,661	62,740	0	0
UNIMARC INTERNACIONAL S.A.	88486700-2	Comm. Adm.	Invoices Payables	93,512	78,582	0	0
RENTA NACIONAL CIA SEG.GRALES.	94510000-1	Comm. Adm.	Invoices Payables	137,624	115,650	0	0
UNITED MARKETING AND SALES CHILE S.A.	96509820-8	Comm. Adm.	Invoices Payables	57,247	48,107	8,388,828	7,049,435
PRONAC	96562440-6	Comm. Adm.	Invoices Payables	661,958	556,267	0	0
IMPRESOS LOMA BLANCA S.A.	96574110-0	Comm. Adm.	Invoices Payables	72,529	60,949	133,060	111,815
GANADERA FORESTAL NACIONAL S.A.	96591240-1	Comm. Adm.	Invoices Payables	17,691	14,866	246,593	207,221
ADMINISTRADORA DE RECURSOS S.A.	96799480-4	Comm. Adm.	Invoices Payables	88,104	74,037	0	0
VINEDOS ERRAZURIZ OVALLE S.A.	96822650-9	Comm. Adm.	Invoices Payables	385,188	323,687	283,276	238,048
SERV MULTIFUNCIONALES S.A.	96879070-6	Comm. Adm.	Invoices Payables	197,364	165,852	768,990	646,210
ADM Y SERV GENERALES S.A.	96879090-0	Comm. Adm.	Invoices Payables	45,610	38,328	339,211	285,052
EMP. DE GESTION Y ADMINIST. S.A.	96898490-K	Comm. Adm.	Invoices Payables	47,639	40,033	120,255	101,055
NEGOCIOS Y SERVICIOS GENERALES S.A.	96913160-9	Comm. Adm.	Invoices Payables	386,699	324,957	0	0
LECHERA LA ESPERANZA S.A.	96980220-1	Comm. Adm.	Invoices Payables	343,772	288,884	185,922	156,237
ADMINISTRADORA AGROPECUARIA S.A.	96985130-K	Comm. Adm.	Invoices Payables	95,718	80,435	159,225	133,803
SERVICIOS AGROPECUARIOS S.A.	96985140-7	Comm. Adm.	Invoices Payables	112,792	94,783	221,926	186,493
AGRIC Y VINEDOS TIERRUCA SA	99521630-2	Comm. Adm.	Invoices Payables	192,500	161,765	260,414	218,835
INMOBILIARIA Y COMERCIAL S.A.	99542800-8	Comm. Adm.	Invoices Payables	65,745	55,248	0	0
AGRICOLA SANTA. MACARENA S.A.	99548730-6	Comm. Adm.	Invoices Payables	57,112	47,993	0	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	06-30-2007	06-30-2006
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
UNIEXPRESS S.A	99592460-9	Comm. Adm.	Invoices Payables	50,124	42,121	0	0
GUARDIAS DE SEGURIDAD UNO S.A.	99596490-2	Comm. Adm.	Invoices Payables	546,929	459,604	113,202	95,128
GUARDIAS DE SEGURIDAD DOS S.A.	99596500-3	Comm. Adm.	Invoices Payables	140,878	118,385	0	0

07. INVENTORY

This item, as of June 30, 2007 and 2006, is structured as follows:

Items	2007	2006
	ThCh$	ThCh$

Inventories	13,126,445	11,776,389
Importación en transito	0	49,610

Total	13,126,445	11,825,999

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deferred taxes, and its calculation, are explained in the note 2 (m), ascending to an amount of active net of ThCh$6,456,955.- at June 30, 2007, and ThCh$7,373,178.- of active net at June 30, 2006, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	06-30-2007				06-30-2006
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	83,586	57,108	0	0	85,521	60,418	0	0
Anticipated income	0	0	0	0	0	0	0	0
Holidays provisions	15,647	28,355	0	0	6,799	1,463	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	0	0	5,825	23,299	3,132	12,528	481	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed assets depreciation	25,112	107,248	107,418	165,187	44,892	138,000	165,157	372,356
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	4,507	8,183	15,374	139,154	17,838	56,911	0	146,656
Tax losses of the period	193,191	10,720,151	0	0	184,971	9,792,576	0	0
Profit from leaseback difference	63,945	255,775	0	0	65,136	260,544	0	0
Prepaid expenses	0	0	148,818	778	0	0	99,681	720

OTHERS
Related accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	4,500,000			0	2,572,500
TOTALS	385,988	6,676,820	277,435	328,418	408,289	7,749,940	265,319	519,732

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	06-30-2007	06-30-2006

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	(167,449)	181,337
Tax benefits due to tax losses	751,807	227,171
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	(1,000,000)	(1,029,000)
Other charges or credits in the account	0	0

Total	(415,642)	(620,492)

09. OTHER CURRENT ASSETS

As of June 30, 2007 and 2006, the following concepts are presented under this item:

Items	2007	2006
	ThCh$	ThCh$

Leasing and Insurance deferred VAT	19,773	7,330
Other	100,477	20,014
Customer Duty	0	1,428
Total	120,250	28,772

10. FIXED ASSETS

Fixed Assets, as of June 30, 2007 and 2006, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2007 M$			2006 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	31,144,353	0	31,144,353	31,384,747	0	31,384,747
Construction and infrastructure works	48,999,041	(8,910,434)	40,088,607	50,815,901	(7,637,603)	43,178,298
Machinery and Equipment's	19,174,785	(8,241,954)	10,932,831	19,241,404	(7,192,215)	12,049,189

Other Fixed Assets
Furniture and utiles	2,573,822	(1,513,370)	1,060,452	2,582,911	(1,391,174)	1,191,737
Facilities	9,029,905	(4,422,202)	4,607,703	9,056,571	(4,053,227)	5,003,344
Works in progress	2,011,487	0	2,011,487	2,007,973	0	2,007,973
Assets in Leasing	21,385,844	(2,845,284)	18,540,560	22,225,264	(2,817,520)	19,407,744
Sub-totals	35,001,058	(8,780,856)	26,220,202	35,872,719	(8,261,921)	27,610,798
TOTALS	134,319,237	(25,933,244)	108,385,993	137,314,771	(23,091,739)	114,223,032

Assets in Leasing

Comprising of other fixed assets, assets in leasing by ThCh$18,540,560.- and ThCh$19,407,744.- as of June 30, 2007 and 2006 are included respectively, which have been valorized according to the indicated in Note 2 (k). The assets in leasing are not legally property of the Corporation thus. Meanwhile the Corporation does not exert the purchase option cannot dispose of them freely. The detail of leasing contracts as of June 30, 2007 is the following:

Leasing Company	Assets	Amount ThCh$	Share	Maturity Date	Interest Rate

Corp. Vida S.A.	SM La Reina	1,620,845	134	06-06-18	UF+TIP
Telmex	Computacional	839,620	43	01-01-10	U$$+TIP
	Equipment
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	17,960,798	222	05-12-25	UF+TIP
Deferred Profit Lease Back	SM La Florida	(1,880,703)
Totals		18,540,560

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:
Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					06-30-07	06-30-06	06-30-07	06-30-06	06-30-07	06-30-06	06-30-07	06-30-06	06-30-07	06-30-06	06-30-07	06-30-06	06-30-07	06-30-06
65.229.660-2	Organ. Tecnico Intermedio capacitacion	Chile	Ch$	0	42.00000	42.00000	9,489	9,404	176	(104)	(74)	(43)	3,986	3,951	0	0	3,986	3,951
TOTAL													3,986	3,951	0	0	3,986	3,951

13. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA, the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664 (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	06-30-2007		06-30-2006
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	270,684	6,698,722	270,499	7,233,848
96.799.180-5	Inmobiliaria de Supermercados S.A.	250,135	4,585,815	250,116	5,085,696
88.627.400-9	Unimarc Abastecimientos S.A.	46,969	1,041,139	46,965	1,134,989
87.678.300-2	Comercial SM. Rancagua S.A.	1,302	41,005	1,301	43,604
96.621.750-2	Inmobiliaria Las Tranqueras S.A.	1	30	1	32
96.629.940-1	Transportes Santa Maria S.A.	0	0	162	5,681
96.798.240-7	Pan Carta S.A.	12,321	480,557	0	0
Total		581,412	12,847,268	569,044	13,503,850

Higher Value

TAXPAYER NUMBER	COMPANY	06-30-2007		06-30-2006
		AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance	AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance
86.360.500-8	Adm. de Supermercados S.A.	2,354	25,623	2,352	30,328

	TOTAL	2,354	25,623	2,352	30,328

14. OTHER (Assets)

Other Long Term Assets

As of June 30, 2007 and 2006, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:

Items	2007	2006
	ThCh$	ThCh$

Warranties	282,504	283,074
Other recoverable taxes- affiliate argentina	1,076,240	926,636
Other long term assets	190,740	205,723

Total	1,549,484	1,415.433

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of June 30, 2007 and 2006 is the following:

TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										$ NOT READJUSTED		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		06-30-07	06-30-06	06-30-07	06-30-06	06-30-07	06-30-06	06-30-07	06-30-06	06-30-07	06-30-06	06-30-07	06-30-06	06-30-07	06-30-06
Short Term (code 5.21.10.10)

97.003.000-k	Banco do Brasil	0	0	0	0	0	0	0	0	0	0	0	0	0	0
97.051.000-1	Banco del Desarrollo	955,552	1,118,721	0	0	0	0	0	0	0	0	0	0	955,552	1,118,721
O-E	Banco Societe Generale	0	0	0	0	0	0	0	1,480	0	0	0	0	0	1,480
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	955,552	1,118,721	0	0	0	0	0	1,480	0	0	0	0	955,552	1,120,201
	Debt capital amount	947,586	1,112,084	0	0	0	0	0	1,480	0	0	0	0	947,586	1,113,564
	Avg. Annual Interest Rate	4.5	4.5	0	0	0	0	0	0	0	0	0	0
Long Term (Code 5.21.10.20)
97.023.000-9	Corp Banca	0	0	0	0	0	0	0	0	680,275	644,790	0	0	680,275	644,790
O - E	KfW	447,570	479,845	0	0	0	0	0	0	0	0	0	0	447,570	479,845
97.041.000-7	Bank Boston	1,702,880	2,277,463	0	0	0	0	0	0	0	0	0	0	1,702,880	2,277,463
97.036.000-K	Santander Santiago	0	0	0	0	0	0	0	0	0	0	245,757	232,786	245,757	232,786
97.003.000-K	Banco Do Brasil	0	0	0	0	0	0	0	0	0	0	128,429	132,780	128,429	132,780
O-E	Banco Supervielle	0	0	0	0	0	0	29,091	268,980	0	0	0	0	29,091	268,980
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2,150,450	2,757,308	0	0	0	0	29,091	268,980	680,275	644,790	374,186	365,566	3,234,002	4,036,644
	Debt capital amount	2,065,874	2,637,939	0	0	0	0	29,091	218,892	673,324	634,072	372,266	362,848	3,140,555	3,853,751
	Avg. Annual Interest Rate	4.5	6.5	0	0	0	0	14.5	0	8.1	8	0	0

	Percentage of obligations in foreign currency (%)			74,8300

	Percentage of obligations in domestic currency (%)			25,1700

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of June 30, 2007 and 2006 is the following:

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY	CURRENT PERIOD CLOSING DATE	PREVIOUS PERIOD CLOSING DATE
Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years	Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
Amount	Term
97.023.000-9	Corp Banca	U.F.	492,281	0	0	0	0	0	492,281	8.5	1,168,960
O -E	KfW	Dollars	396,370	396,370	792,741	594,561	0	0	2,180,042	5.6	2,714,430
97.036.000-K	Santander Santiago	$ non readjustment	130,620	0	0	0	0	0	130,620	6.0	386,661
97.041.000-7	Bank Boston	Dollars	1,713,967	571,322	0	0	0	0	2,285,289	7.5	4,166,650
O-E	Banco Supervielle	Otras Monedas	35,361	39,453	44,018	116,246	0	0	235,078	11. 0	88,637
97.003.000-K	Banco Brasil	$ non readjustment	127,123	127,123	88,910	0	0	0	343,156	10.0	483,917
TOTALS	2,895,722	1,134,268	925,669	710,807	0	0	5,666,466	9,009,255	0

Percentage of obligations in foreign currency (%)	82,9500

Percentage of obligations in domestic currency (%)	17,0500

17. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of June 30, 2007 and 2006, the breakdown of this item is the following:

Items	2007	2006
	ThCh$	ThCh$
Holidays Provisions	558,881	49,338
Judgment Provisions	103,199	376,644
Other Provisions	336,331	151,449
Total	998,411	577,431

18. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2007, the amount to be accrued is shown under the item Income received in advance of current liabilities.

On July 27, 2004, the Board of Directors approved the rescission of the concession contract, that requested Supermercados Norte S.A., of the space located in the district of Caseros, Partido de Tres de Febrero, that the Society gave him in sub-concession, being accrued at December 31, 2004, the entirety of the concession gotten paid in advance, corresponding to the period from January 01, 2005 to June 30, 2009, equivalent to Chilean $1,113,685.
Items	Short-term		Long-term
	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$

Income received in advance	443,622	444,202	458,031	839,287

Total	443,622	444,202	458,031	839,287

19. MINORITY INTEREST

The following amounts are presented under this item: ThCh$11,869.- and ThCh$17,120.- as of June 30, 2007 and 2006, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2007	2006	2007	2006
	%	%	ThCh$	ThCh$
Administradora de Supermercados S.A.	0.06400	0.06400	6,210	6,359
Transportes Santa Maria S.A.	0.40000	2.00000	(4,292)	(3,343)
Comercial Supermercados Santiago S.A.	1.00000	1.00000	1,807	2,613
Unimarc Organización y Servicios S.A.	0.43726	0.43726	8,132	11,479
Inmobiliaria de Supermercados S.A.	0.00004	0.00004	9	9
Supermercados Hipermarc S.A.	0.00001	0.00001	3	3
Total			11,869	17,120

20. CHANGES IN EQUITY

The equity variations of the 2007 and 2006 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$918,720.- and ThCh$977,896.- (historic figure) as of June 30, 2007 and 2006 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Number 64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

20. CHANGES IN EQUITY Changes in Equity

06-30-2007						06-30-2006
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period
Opening Balance	61,184,347	0	31,295,029	(9,861,672)	2,526,467	(7,904,601)	59,925,903	0	30,651,351	(10,069,222)	10,597,760	(8,123,258)
Distribution Previous Period	0	0	0	0	(7,904,601)	7,904,601	0	0	0	0	(8,123,258)	8,123,258
Final Dividend Previous Period	0	0	0	0	0	0	0	0	0	0	0	0
Capital increase with cash share issuance	0	0	0	0	0	0	0	0	0	0	0	0
Capitalization of Profits and/or Reserves	0	0	0	0	0	0	0	0	0	0	0	0
Period of Development Accumulated Deficit	0	0	0	0	0	0	0	0	0	0	0	0
Accumulated Readjustment due to translation difference	0	0	0	(918,720)	0	0	0	0	0	977,896	0	0
Own Capital Revaluation	0	1,162,503	594,606	(187,375)	(102,185)	0	0	659,185	337,164	(110,761)	27,220	0
Profit/Loss for the Period	0	0	0	0	0	(3,980,301)	0	0	0	0	0	(3,625,044)
Provisional Dividends	0	0	0	0	0	0	0	0	0	0	0	0
Closing Balance	61,184,347	1,162,503	31,889,635	(10,967,767)	(5,480,319)	(3,980,301)	59,925,903	659,185	30,988,515	(9,202,087)	2,501,722	(3,625,044)
Updated Balances							61,663,754	678,301	31,887,182	(9,468,948)	2,574,272	(3,730,170)

20. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
20. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	61,184,347		61,184,347

21. OTHER NON-OPERATING INCOME AND EXPENSES

As of June 30, 2007 and 2006, the breakdown of this item is formed as follows:

Other non-operating income

Items	2007 ThCh$	2006 ThCh$

Rentals	1,656	162
Cashier register overage	0	21,071
Other non-operating income	7,282	132,818

Total	8,938	154,051

Other non-operating expenses

Items	2007 ThCh$	2006 ThCh$
Penalties and sanctions	6,503	7,213
Cashier register lacks	31,227	14,900
Other non-operating expenses	90,657	81,795
Total	128,387	103,908

22. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	06-30-2007	06-30-2006
Inventories		0	0
Fixed assets	IPC	1,384,288	797,535
Investments in related companies	IPC	249	152,762
Accounts receivables with related companies	UF	381,567	257,813
Other non-monetary assets	IPC,UF	60,884	28,170
Accounts of expenses and costs	IPC	39,799	4,817
Total (charges) credits		1,866,787	1,241,097

LIABILITIES (CHARGES) / CREDITS
Equity	IPC	(1,467,552)	(939,279)
Obligations with banks	UF	(21,153)	(23,971)
Accounts payable with related companies	UF	(721,096)	0
Minority interest		$682,614	251,232
Non-monetary liabilities	IPC,UF	(750,125)	(247,432)
Income account	IPC	0	0
Total (charges) credits		(2,277,312)	(959,450)
(Loss) Profit due to monetary correction		(410,525)	281,647

23. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		06-30-2007	06-30-2006
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	0	0
Other non-monetary assets	US$	3,184	13,798
Accounts receivables with related companies	US$	(94,369)	484,498
Total (charges) credits		(91,185)	498,296
LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	22,812	(591,318)
Other non-monetary liabilities	US$	(3,726)	(307,761)
Accounts payable with related companies	US$	0	0
Total (charges) credits		19,086	(899,079)
(Loss) Profit due to monetary correction		(72,099)	(400,783)

24. CONTINGENCIES & RESTRICTIONS

  Direct commitments

a.1) Banco BBVA

Since June 30, 2007, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the given guaranties to cover the already extinguished obligations. Notwithstanding the foregoing, at present there are several proceedings between BBVA and companies of the Errazuriz Group, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., were filed after Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for fourteen of them which have already been ruled. Ten of them were decided in favor of companies of the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 450,000 plus interest. They could cause the outstanding amounts to rise as high as U.F. 800,000 (in agreement the liquidations that have appeared before the by Arbitration Court).

  Claims being heard at an Arbitrating venue:

At present there are 32 claims - Arbitration Folders; each one bears the name Folder No. 01 through No. 32, plus one called Book and another one called Principal. The 32 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (Fra Fra Secrets), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, awarded against the claims of both parts.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, awarded against the claims of "Errazuriz Group".

Folder No. 9, awarded against the claims of "Errazuriz Group".

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, favorably awarded.

Folder No. 14, awarded against the claims of "Errazuriz Group".

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, awarded against the claims of "Errazuriz Group".

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, favorably awarded.

Folder No. 21, in a stage of summons to hear the final sentence.

Folder No. 22, in a stage of summons to hear the final sentence.

Folder No. 23, in a stage of summons to hear the final sentence.

Folder No. 24, in a stage of summons to hear the final sentence.

Folder No. 25, awarded against the claims of "Errazuriz Group".

Folder No. 26, awarded against the claims of "Errazuriz Group".

Folder No. 27, awarded against the claims of "Errazuriz Group".

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Folder No. 30, currently in the stage of discussion.

Folder No. 31, currently in the stage of discussion.

Folder No. 32, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, in where the evidences are transacted several.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,224,250 plus interest, a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest (between years 1990 and 1993), usually duplicates or triplicates de capital amounts claimed.

a.2) Corp Banca

Mortgage guarantees over Supermercados Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,729,570, ThCh$2,862,714 and ThCh$1,228,796, respectively, for credits granted by Corp Banca which as of June 30, 2007 amount to ThCh$1,172,556.

a.3) Banco del Desarrollo

As of June 30, 2007, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,586,721 and ThCh$3,522,327 espectively, and the debt's value as of June 30, 2007 amounts to ThCh$955,552.

a.4) Banco Bank Boston

As of the closing date of these financial statements, the capital credit as of June 30, 2007 in the amount of US$7,506,349 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case. It is possible to indicate that at the moment some of the indicated forest assets, were transferred in property to the related society Agricola Santa Macarena S.A.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis. Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to Bank Boston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions and others, in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of Bank Boston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with Bank Boston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

During the year 2006 Bank Boston came to raise, according to the contract and to its exact fulfillment, lands of Chiguayante and Iquique, Temuco II and diverse agricultural estates.

On February 13, 2007 the parties entered into a modification of the original Credit Contract, called "22th Amendment to Credit Agreement", by the balance of the debt with victory November 15, 2007 and by an amount of US$6,506,346.08. Which is reconstructed in 24 monthly payments, from November 15, 2007, overcoming October 15, 2009.

a.5) Kreditanstalt fur Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of June 30, 2007, the short-term and long-term debts with KfW amount to US$4.9 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

On November 01, 2004, CCC Machinery GMBH request the constitution of an Arbitration Tribunal before the International Chamber of Commerce of Paris in order to collect a non existing debt, CCC Machinery says its amount is of 6,655,768 Euros. Supermercados Unimarc S.A. argues the obligation shall be paid by KfW, as per Purchase Contract signed among the parties involved.

This by arbitration court was constituted, beginning between the parts the period of discussion and test.

On 12 February 2007 the arbitral tribunal sitting in Hamburg rendered an award ordering Supermercados Unimarc S.A. to pay 6,655,768 Euros to CCC. Supermercados Unimarc S.A. requested the annulment of the award to the competent court in Hamburg. The annulment proceedings are currently pending and the parties have agreed a suspension pending negotiations with a view to a settlement agreement.

  Guaranties received from third parties

  b.1) Banco Do Brasil

  In order to guarantee the credits granted by Banco Do Brasil, the related companies Salmoalimentos S.A., have mortgaged assets owned by it. The value of said debt, as of June 30, 2007 amounts to ThCh$ 471,586. The property lodged as collateral is P.A.M. Carolina III, is limited to US$ 1,500,000.

  On April 21, 2006 the credit was reconstructed in 56 monthly payments from the 21 of May of 2006.

  b.2) Banco Santander Santiago

  On July 16, 1998 the real estate called Providencia, owned by Unimarc Internacional S.A., was lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$11,760,063 and the debt's value as of June 30, 2007 amounts to ThCh$376,377.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified on December 6, 2005. The building is taxed with general mortgage and enrolled prohibition in favor of the Banco Santander Santiago.

  Indirect commitments

  c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their condition as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$44,444 and ThUS$65,000, respectively.

  On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. informed that according to definitive verdict of the Supreme Court of the United States, dated January 22, 2005, the amounts of the obligations that hypothetically could affect our company, as guarantor, would reach to an amount equivalent to 30.80% for the credit of the year 1994, it is to say US$13,688,889 in principal, plus interest approximate of US$6,000 per day from March 02, 2000, and 38.82% for the credit of the year 1996, it is to say US$25,232,000 in principal, plus interest approximate of US$8,400 per day from March 08, 2000, percentages that would be increased, in case bankruptcy or liquidation is declared of one or more of the guarantors, once concluded the respective proceedings that can begin against those, and liquidated of the other companies.

  On January 22, 2005 the definitive sentence was issued from the Supreme Court of the United States of America in which the request conducted by the judgment between Inversiones Errazuriz Ltda. and others with State Street Bank and Trust Company was denied.

  The State Street Bank, requested to the Excma. Supreme Court exequatur of the resolution dictated by the Court of the Second Circuit of New York, in the United States of North America, under the entrance roll 2349-2005.

  According to the Supreme Courts judgment entered May 14, 2007, in the exequatur case "State Street Bank and Trust Company con Inversiones Errazuriz Ltda. y Otros", 2349-2005, Supermercados Unimarc S.A., among other entities, is guarantor or solidary debtor for the amount of US$ 57,283,874.66 in capital with a prior interest to the judgment of US$ 20,011.63 per day, beginning and including November 30, 2001, inclusive, and also guarantor or solidary debtor for the amount US$ 79,180,000.12 in capital, with a prior interest to the judgment of US$ 21,599.47, per day, beginning and including November 1, 2001. These amounts could be arise up to a total amount of US$ 220,892,796.76 in the case that all the others guarantors fails, or if any of the other guarantors fails and before a possible alternative at the execution of the judgment.

  In opinion of our lawyers State Streets actions are prescribed, prescription that we already alleged and that we will allege once again in any other claim which State Street seek to begin against Supermercados Unimarc. Without prejudice that the proceedings N 5930-2003, 27 Civil Court of Santiago, named "Inversiones Errazuriz Limitada y Otros con State Street Bank and Trust Company", in which case, among others plaintiffs, Supermercados Unimarc S.A., continues with its proceedings in which we have clamed to the Court to declare that State Street Bank and Trust Company is not longer creditor or lender before the plaintiffs companies since that bank have endorsed, assigned and transferred the promissory notes to third parties, and that the obligations contained in theses loan agreements are now extinguished by virtue of novation in the form that is expressed in the Claim. Furthermore, in this case we have asked the Court to declares the prescription and to declare prescribed all and each one of the obligations that arise from the loan agreements, and to declare prescribed all and each one of the obligations that contracted the plaintiffs companies, among which is Supermercados Unimarc S.A., by virtue of the pacts or guarantee agreements, and to declare prescribed and extinguished all and extinguished all and each one of the ordinary and executives actions and of any other kind or nature that could have arise or arise from the promissory note; the guarantee agreements and of the loan agreements and of the loan agreements, and to declare at the same time that all the ordinary and executives actions are prescribed regarding all the guarantors companies of loan agreements, among which is the society Supermercados Unimarc S.A.. In the same way in the case N 5930-2003, of Civil Court, my represented is asking to the Court to declare that the that extension jurisdictions clauses to the New York States Court are null and void.

  Following these arguments, the amounts of money that we have mentioned above are only by way of reference, since according what the exequatur judgments says (N 2349-2005), in order to execute this judgment, the other part should file its action before the competent court, and before this court our part, in the event that State Street Bank and Trust Company decide again to take action in against Supermercados Unimarc, we will file the respective defence, permptory plea, as such to be deem necessary, among other, the prescription of the actions arise from the New York Courts judgment and at the same time, we will allege that before ay new judgment, it will be necessary to wait the final decision to be entered by 27 Civil Curt of Santiago.

  The judgment entered by Supreme Court on the exequatur N 2349-2005, should be analyzed also bearing in mind those actions that our part filed in the case N 5930-2003 of the 27 Civil Court. We will continue exercising all the rights that the law give us, pleading a definitive judgment in which all our defences should be obtained, whom we have already exposed in this communication.

  Furthermore, the abovementioned was clearly said by the Supreme Courts judgments (legal reasons N 42 and 43, leaving in full effect and validity viability of the cases in Chile that are still pending of resolution, and the same Supreme Court decides that the arguments alleged at the exequatur, they are only valid for such proceedings, matters that judges should be consider in their resolutions.

  Since the judgment entered by the Supreme Court in case 2349-2005, and the proceedings that takes place in case N 5930-2003, of the 27 Civil Court of Santiago, we can not make a liquidation, in capital and interests, because there is a credit or debt which payable situation it have been denying in the latter case, and we will refuse and we deny in any other case cause or any other action to be taken against Supermercados Unimarc. Nor at the Supreme Curt, nor before any other court and nor by the clerk, the alleged debt has been liquidated against our company, and no action has been file to execute the judgment, asking to liquidate the interest. If theses procedure situations would arise, we will argue and defend and make the allegations above mentioned against State Street Bank and Trust Company.

  c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of June 30, 2007 is of an amount of ThCh$2,957,356. The purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

  Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6, 2005.

  c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of June 30, 2007 amounts to ThCh$1,826,960.

  c.4) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

  c.5) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on second degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inmobiliaria y Constructora Nacional S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inmobiliaria y Constructora Nacional S.A.

  c.6) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on first degree, over the shares held in company Interagro Comercio y Ganado S.A., in favor of society Inversiones Culenar S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Interagro Comercio y Ganado S.A. could have for Inversiones Culenar S.A.

  c.7) By Public Writing of June 24, 2004, before Notary of Santiago, Mr. Enrique Tornero Figueroa, the filial society Inmobiliaria de Supermercados S.A. constituted mortgage in favor of Renta Nacional Compania de Seguros de Vida S.A., to guarantee the obligations of Ganadera y Forestal Nacional II S.A., coming up from mutual mortgage that the latter has in favor of Renta Nacional Compania de Seguros de Vida S.A.

  Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 20,000 (Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by NAI International II., Inc for the construction for an amount which at present amounts to ARG$3,301,382 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge it same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On August 4, 2006 contract of debt with Banco Supervielle S.A. that ascends according to the mentioned contract to the sum of Argentine pesos 2,105,601.94, to which was reconstructed is due to discount the sum of $ 500,000 by check turned by Cencosud S.A. in favor of Supermercados Hipermarc S.A., that endorsed the mentioned check to Banco Supervielle S.A., to perfect the reorganization.

The balance of the debt by $ 1.605.601,94 will be paid in 84 monthly payments, paying only interest in the first 6 payments and from seventh, it will take place the amortization of capital and payment of monthly interest, by means of the French system of amortization.

On August 4, 2006 a contract with Cencosud S.A. was signed, constituting an onerous possession on the buildings located in Yerbal 1144/6, Yerbal 1160/2, Av. Rivadavia 5765/7/9 and Av. Rivadavia 5751/59/63, for the installation of a Homecenter of the Easy Chain by the term of 20 years, which maintain a mortgage constituted opportunely by USD 2.100.000.- a favor of the Bank Societe Generale Joint-stock company (Banco Supervielle S.A..) and whose present balance is by the amount indicated in the active previous paragraph and a dominant servitude of temp step, real and gratuitous. Against the company/signature of the real right of enjoyment, $ 700,000 for advance of the minimum canon of the first forty months were received. The Supervielle Bank lent its consent in the corresponding writing.

In this date Supermercados Hipermarc S.A.. the cession in guarantee of the leasing signed with Cencosud S.A. by the buildings located in Yerbal 1144/6, Yerbal 1160/2, Av. Rivadavia 5765/7/9 and Av. Rivadavia 5751/59/63, decided with Banco Supervielle S.A. and the cession in guarantee of the leasing of sub-concession by the located commercial center in the locality of Caseros, party of Tres de Febrero, until exhausting the mentioned loan.

d.4) As a consequence of the sale of the Fund of Trade, the Society Supermercados Hipermarc S.A., assumed other commitments, including the one of maintaining harmless the buyer for all the claims previous to the closing date (July 01, 1999) and until the term of 60 months counted from the mentioned closing.

In the course of the previous exercise, a preliminary reconciliation was made with Supermercados Norte S.A. by balances of obligations assumed in the contract of partial transfer of the Fund of Trade, by means of compensation among existent credits in favor of the Society and debits by refund of expenses, by adjustments of inventory difference and payments in excess carried out by Supermercados Norte S.A. As a consequence of this reconciliation were liberated and cashed the promissory notes in favor of the Society liberated appropriately by US$924,746.00, retained by the notary Pedro Bonnefon in guarantee of the operation by the sale of the Fund of Trade. In guarantee for the eventual compensable claims communicated by Supermercados Norte S.A. with reason of a judgment of civil action, Supermercados Hipermarc S.A. constituted a mortgage in first degree in favor of Supermercados Norte S.A. on the property in Avenue Federico Lacrozze 1755/57/61/3 of the autonomous City of Buenos Aires until by the amount of $750,000.00(argentine pesos).

d.5) On January 29, 2004, Supermercados Hipermarc S.A. granted the guarantee to the promissory note, not to the order, without protest, liberated by Capillitas S.A. by the amount of $1,800,000, to guarantee the operations that this Society will maintain with Renault Credit International S.A. Banque - Argentinean Branch.

d.6) On December 17, 1999, in the presence of Notary Public Mr. Jose Musalem Saffie, the associated company Inmobiliaria de Supermercados S.A., mortgaged the real estate known as Terreno Arturo Prat in Concepcion, which to June 30, 2007 has an accounting value of ThCh$2,985,459 to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A. keep at present or may keep in the future with Corp Banca. The balance of these companies debt as of June 30, 2007 amounts to ThCh$1,826,960.

d.7) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgaged to Inmobiliaria y Constructora Nacional S.A. the real estate called Maipu I, Manuel Montt, Cordillera, Concepcion, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.8) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.9) On June 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.10) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6, 2005.

d.11) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$103,199 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

24. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	06-30-07	06-30-06	06-30-08	Assets	06-30-09	Assets	06-30-10	Assets

Indirect Guaranties

There are not indirect guaranties.
Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	06-30-07	06-30-06	06-30-08	Assets	06-30-09	Assets	06-30-10	Assets

25. Cautions obtained from third

As of June 30, 2007, cautions they are the following ones:

			TYPE OF	TYPE OF	ASSENTS JEOPARDIZE	VALUE ACTIVE	BALANCES TO PAY
CREDITOR	DEBTOR	OTORGANTE	RELATION	OPERATION	M$	M$	M$

Banco Boston	Sm Unimarc SA	Soc. Ganadera y Forestal Nacional Ltda.	Comm. Adm.	Mortgage	Forest Assents	11,497,426	3,988,169
		Ganadera y Forestal Nacional S.A.	Comm. Adm.	Mortgage	Forest Assents
		Agricola y Forestal Paredones Ltda.	Comm. Adm.	Mortgage	Forest Assents
		Inmobiliaria de Supermercados S.A.	Affiliate	Mortgage	SM CHILLAN
Banco Do Brasil	Sm Unimarc SA	Salmoalimentos S.A.	Comm. Adm.	Mortgage	Boats	5,195,366	471,586
Banco Santander Santiago	Sm Unimarc SA	Unimarc international S.A.	Comm. Adm.	Mortgage	Real estate	11,760,063	376,677

26. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		06-30-07	06-30-06
Current Assets
Avariable	US$	108	111
Avariable		$0	267,319
Time deposits	US$	0	32,599
Debtors from sales	US$	24,807	57,941
Debtors from sales		$0	1,917,453
Notes receivables	UF	14,562	119,617
Notes receivables	US$	0	5,160
Notes receivables		$0	634,726
Sundry debtors		$0	264,194
Related companies notes receivables	UF	0	1,318,921
Related companies notes receivables	ARGENTINE PESOS	71,948	80,723
Related companies notes receivables		$0	1,192,344
Inventories	US$	0	4,315
Inventories		$0	11,821,684
Recoverable taxes	UF	0	39
Recoverable taxes		$0	320,761
Prepaid expenses	UF	128,798	87,029
Prepaid expenses		$0	699,242
Deferred taxes		$0	142,970
Other currents assets	ARGENTINE PESOS	238,193	13,533
Other currents assets	UF	19,774	7,330
Other currents assets	US$	0	1,428
Other currents assets		$19,272,722	6,481

Fixed assets
Fixed assets		$35,472,078	38,750,663
Fixed assets	ARGENTINE PESOS	72,913,915	75,472,368
Other assets
Other assets	UF	56,553	56,716
Other assets	US$	7,903	8,326
Other assets	ARGENTINE PESOS	1,127,894	986,317
Other assets		$18,654,014	364,073
Investments in related companies		$0	13,477,473
Deferred taxes		$0	7,230,208
Intangible		$0	10,175
Related companies notes Receivables	US$	1,220,248	0
Related companies notes Receivables	UF	1,835,393	4,017,319
Related companies notes Receivables	ARGENTINE PESOS	0	0
Long-term debtors	US$	0	355,973
Long-term debtors	UF	153,202	165,183

Total Assets	US$	1,253,066	465,853
		$73,398,814	77,099,766
	UF	2,208,282	5,772,154
	ARGENTINE PESOS	74,351,950	76,552,941

26. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		06-30-2007		06-30-2006		06-30-2007		06-30-2006
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Sundry creditors	US$	47,998	0	431,711	0	149,219	0	145,350	0
Sundry creditors	US$	0	0	0	0	0	0	161,704	0
Sundry creditors	UF	186,153	0	54,607	0	0	0	0	0
Sundry creditors	UF	49,277	0	44,941	0	0	0	0	0
Sundry creditors	UF	19,817	0	17,695	0	62,499	0	57,036	0
Sundry creditors	Non-readj $	541,582	0	543,335	0	0	0	0	0
Accounts payable	Non-readj $	15,655,992	0	16,265,260	0	0	0	0	0
Accounts payable	Arg, $	427,269	0	453,449	0	244,290	0	71,548	0
Accounts payable	UF	8,372	0	0	0	0	0	0	0
Accounts payable	US$	4,231,203	0	4,428,892	0	0	0	0	0
Related company notes and accounts payable	Non-readj $	18,198,101	0	14,559,572	0	0	0	0	0
Related company notes and accounts payable	Arg, $	140,467	0	107,006	0	0	0	0	0
Related company notes and accounts payable	UF	3,381,224	0	108,308	0	360,863	0	342,437	0
Notes payable	Arg, $	5,972	0	20,545	0	0	0	0	0
Notes payable	Non-readj $	25,306	0	27,193	0	0	0	0	0
Notes payable	US$	0	0	0	0	0	0	6,347	0
Obligations with banks	UF	680,275	0	644,790	0	0	0	0	0
Obligations with banks	US$	0	0	972,152	0	3,106,002	9	2,903,877	9
Obligations with banks	Arg, $	7,602	0	140,404	0	21,488	0	130,055	0
Obligations with banks	Non-readj $	374,187	0	365,567	0	0	0	0	0
Other liabilities	Arg, $	238,186	0	233,577	0	26,875	0	0	0
Other liabilities	Non-readj $	1,740,311	0	934,848	0	0	0	0	0
Other liabilities	US$	99,577	0	107,911	0	298,730	0	314,733	0

Total Current Liabilities	US$	4,378,778		5,940,666		3,553,951		3,532,011
	UF	4,325,118		870,341		423,362		399,473
	Non-readj $	36,535,479		32,695,775		0		0
	Arg. $	819,496		954,981		292,653		201,603

26. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 06-30-2007
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	302,347	0	257,988	0	961,069	0	0	0
Sundry creditors	US$	673,099	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	UF	1,654,413	0	2,051,971	0	4,573,122	0	9,019,506	0
Other long-term liabilities	ARG, $	59,725	0	0	0	0	0	0	0
Other long-term liabilities	US$	398,306	0	0	0	0	0	0	0
Obligations with banks	UF	492,281	0	0	0	0	0	0	0
Obligations with banks	US$	3,078,029	0	792,741	0	594,561	0	0	0
Notes payable	ARG, $	303,281	0	89,977	0	0	0	0	0
Other related co, Notes & acc. Payable	US$	1,052,038	0	0	0	0	0	0	0
Obligations with banks	ARG, $	74,814	0	93,129	0	67,135	0	0	0
Obligations with banks	$ non readj.	384,866	0	88,910	0	0	0	0	0
Total Long Term Liabilities
	UF	2,449,041		2,309,959		5,534,191		9,019,506
	US$	5,201,472		792,741		594,561		0
	ARG, $	437,820		183,106		67,135		0
	$ non readj.	384,866		88,910		0		0

Long Term Liabilities Previous Period 06-30-2006
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1.168.960	0	0	0	0	0	0	0
Obligations with banks	US$	5.001.859	0	835.207	0	1.044.014	0	0	0
Obligations with banks	ARG, $	88.636	0	0	0	0	0	0	0
Obligations with banks	$ non readj.	648.281	0	222.299	0	0	0	0	0
Sundry creditors	UF	272.218	0	355.215	0	986.565	0	0	0
Sundry creditors	US$	877.890	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	US$	1.278.210	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	UF	1.426.834	0	1.891.191	0	3.324.744	0	10.841.710	0
Other long term liabilities	US$	839.286	0	0	0	0	0	0	0
Notes payables	ARG, $	523.490	0	50.744	0	0	0	0	0
Total Long term liabilities
	UF	2.868.012		2.246.406		4.311.309		10.841.710
	US$	7.997.245		835.207		1.044.014		0
	ARG,$.	612.126		50.744		0		0
	$non readj	648.281		222.299		0		0

27. PENALTIES

At June 30, 2007, doesn't exist sanctions that affect neither to the society or their management.

28. LATEST FACTS

In ordinary general meeting of shareholders of SUPERMERCADOS UNIMARC S.A., celebrated the 26 of April of 2007, the Directory of the society has been conformed by the following people:

Mr. Francisco Javier Errazuriz Ovalle (President)

Mr. Ramon Mendez Cifuentes (Director)

Mr. Cesar Macias Quiroz (Director)

Mr. Patricio Bosselin Molina (Director)

Mr. Nestor Velasquez Sanchez (Director)

To the date of presentation of the present financial statements other later facts do not exist.

29. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

30. ACCOUNTS PAYABLE

At June 30, 2007 and 2006, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2007 ThCh$	2006 ThCh$
Suppliers of Goods	19,426,855	20,116,517
Suppliers of Frozen	408,464	496,082
Suppliers of Transportation	60,248	51,355
Hipermarc Suppliers	671,559	555,196
Total	20,567,126	21,219,150

31. PREPAID EXPENSES

At June 30, 2007 and 2006, the breakdown of this item is the following:

ITEMS	2007 ThCh$	2006 ThCh$
Operating Materials	756,875	481,230
Prepaid insurance	131,747	87,029
Other prepaid expenses	169,647	218,011
Total	1,058,269	786,270

32. SHORT AND LONG TERM SUNDRY CREDITORS

At June 30, 2007 and 2006, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:

ITEMS	Short Term		Long Term
	2007	2006	2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Creditors for Leasing	279,534	651,793	2,194,504	2,491,888
Securities Received	59,439	55,409
Drawn and not collected checks	0	148,593
Other creditors (Insurance, Freight, Custom Duties)	717,571	600,585
Total	1,056,544	1,456,380	2,194,504	2,491,888

ESSENTIAL FACTS

REASONED ANALYSIS

    Assets

As of June 30, 2007 the consolidated assets of Supermercados Unimarc S.A., evidence a decrease of 5.43% in relation to June, 2006, the main variations are reflected in the Fixed Assets, according as is described in point 4.1 of these analyses, and Documents and Accounts to receive of Related Companies.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of June 30, 2007 evidence a decrease compared with June 2006, mainly because the decrease of 30.43% in Obligations with Banks and Financial Institutions of Short and Long Term, product of the service of this financial debt in the present exercise.

1.3 Current Liquidity

The liquidity index is of 0.39 times as June 30, 2007, it decreases in a 9.30% with respect to the same period of the previous year.

1.4 Acid Test

This rate was 0.13 times as of June 30, 2007, whereas to June of 2006 it was of 0.16 times.

1.5 Rate of Indebtedness:

This rate as of June 30, 2007, is 1.05 times, which evidence a increase in relation to June 2006, as per result to the increase of Documents and Accounts Payable to Related Companies and Documents and Accounts Payable decrease.

1.6 Short and Long Term Debts in relation with Total Debts

The rate of the short term debt on the total debt was 65.0% as of June 2007 and 58.5% in June 2006, this rate, evidences the increase of Accounts Payable, and Documents and Accounts Payable to Related Companies. The Obligations with Banks and Financial Institutions it decrease. The Rate of the debt of Long slightly reflect the decrease of the Obligations with Banks and Financial Institutions by debts that win within a year classified from Debt of Long Term towards Debt of Short Term, because in the global debt the one that but decrease it is the debt of short term.

1.7 Cover of financial expenses

The consolidated index as of June 30, 2007 is decrease compared with equal period of the previous year.

2.- Analysis of Result

During the year the company obtained less ThCh$ 3,980,301 not as good as result, compared with the obtained in 2006, caused by the decrease of the Operating Income and Non Operational Result.

2.1 Operational Incomes

The operational income of Supermercados Unimarc S.A. and its subsidiaries as of June 2007 decrease of 1.18% with respect to the same period of the previous year.

2.2 Operational Costs

As of June 2007 costs as a percentage of Operational Income, represent a increase of 0.11%, in relation to June of 2006 and decrease 2.25%, in relation to March the present year.

2.3 Operational Margin

The Operational Margin as a percentage of Operational Income compared both years, decrease in 0.31%.

2.4 Administration and Sales Expenses

The Administration and Sales Expenses as a percentage of Operational Income, were 27.36% in June 2007, and 27.90% for equal period of the previous year.

2.5 Operational Result

This result as of June 2007 reached ThCh$ (828,949)- result that respect to equal period of the previous year.

2.6 Non Operational Result

This result as of June 2007 decrease with equal period of the previous year.

2.7 Financial Expenses

The Financial Expenses of the Company to June 2007 evidence a increase compared with June 2006.

2.8 Result before taxes, depreciation, amortization, financial expenses and extraordinary items

This rate in the present 2007 exercise is decrease to the registered one to equal period of the previous year caused by the global result.

2.9 Utility (Loss) after Taxes

The result as of June 2007 represent a loss that decrease respect to the result for equal period of the previous year.

  Cash Flow Analysis

The final balance of cash and cash equivalent as of June 30, 2007 and 2006 was ThCh$ 1,137,423.- and ThCh$ 300,028.-respectively.

Concepts and Periods 2007 2006

ThCh$ ThCh$

Operational activities Flow 830,343 1,333,797

Financing activities Flow (135,214) (1,154,391)

Investment activities Flow (73,063) (125,119)

Inflation effect (1,095) (418)

Inicial balance 571,284 410,055

Final balance in cash and cash equivalent 1,192,255 463,924

The variation in operational activities as of March 2007 respect to the previous year, is explained by a smaller payment to suppliers and personnel, despite the collection of sales debtors decrease.

The variation in Financing activities Flow comparing both years it is explained by the global decrease the obtaining of loans and in spite of the increase in the obtaining of loans from related companies and to the decrease in the payment.

The Investment activities Flow shows an decrease in the sales of fixed assets and the increase in the incorporation of these.

4. Activity and analysis of differences of books values and economic values of the main assets

On the consolidated total assets of the society, 71.68% are Fixed Assets, 2.25% correspond to Accounts to Receive with Related Companies of short and long term, and 8.68% to Inventories. By the assets that are received to Related Companies doubts in the payment of 100% of these debts do not exist. The goods of Fixed Assets appear to their cost of acquisition, with currency adjustment and linearly depreciated on base of the years of useful life in each group of goods according to legal dispositions that the Taxes Authorities has distributed. Respect the Inventories, these appear to their average cost and their value thus determined does not exceed their net values of release.

    Investments and Sales

    During the period under analysis sales and investments are the following:

    The investments, corresponded to machineries, furniture and installs, vehicles, and remodeling of some sales places. The main sales in the period are:

    - Land and Building Providencia Supermarkets, in Providencia County

    - Vehicles, 3 trucks and 2 cranes were sold.

    Rotation of Inventories

As of June 30, 2007 rotation is 3.44 times and 9.22% times to equal period of 2006 year, correspond to an decrease.

4.3 Permanence of Inventory.

As of June 30, 2007 the inventory permanence is 52.39 days and to equal period of the previous.

5. Analysis of Yield

5.1 Yield of the Equity

As of June 30, 2007 this yield is of less 5.1% respect to March of the previous year that was of, less 4,3%.

5.2 Yield of the Assets

The yield of the assets is of less 2,6%, for both exercises.

5.3 Yield of Operational Assets

The yield of these assets as of June 30, 2007 is less 5.06% that increase respect equal period of the previous year that was less 4.94%. The accounts of assets considered in this analysis are: Sales debtors, Documents Debtors, Several Debtors, Inventories, Taxes to Recover and Advanced Paid Expenses.

5.4 Utility per Share

The result per share as of June 30, 2007 was of less Ch$ 3,15 whereas for equal period 2006 year it was of less Ch$ 2,96.

5.5 Return of Dividends

Under the period analyzed, dividends were not distributed. The value by each share as of June 30, 2007 and 2006 is Ch$14,86 and Ch$ 15,0 respectively.

6. Markets in which it participates, the competition that faces, and its relative participation.

The Chilean supermarket market is compound mainly by Unimarc chains, D&S Lider; Cencosud with Jumbo marks, Las Brisas, Santa Isabel; Falabella and its acquisition of San Francisco Supermarkets; they follow them Montserrat Supermarkets, Economax and Rendic.

This Falabella year hopes to arrive at USS45 Million in sales with its Tottus supermarkets and San Francisco, while D&S Leader; and Cencosud added the new premises in different cities of the country with which they hope to increase his participation in the market.

Part of this profit must to the good performance that has experienced the area Non Food, obtaining income that represent the 2,3% of the accumulated sales of the chain the date, which reflects the excellent answer that concept on the part of our clients, acquiring every time greater force, when offering concerned and national products, in sections of clothes, household-electric, textile, footwear, decoration and home. Up-to-date of today, Unihome is present in 37 of the 41 premises of the chain.

The new airs of Unimarc are oriented to be different from the great chains with a supply of concerned products of different countries del world such as Denmark, India, Holland, Indonesia, Argentina, Colombia, Ecuador and Mexico, among others, of high quality to very low price for our clients.

Unimarc sent a new card, initiative that offers diverse functions, alternatives and agreements that hope to constitute it like a highly competitive instrument, acceding to numerous benefits, discounts and prizes by the accumulation of points when buying in the supermarket. Example of this last one is that recently trips have been drawn for to Europe, for two people, as prize by purchases superior to $20.000. Next it is hoped to give preferential credit to our clients.

In order to attract new clients, it is continued implementing in all the chain the promotion of Unicheques, which consists of the exchangeable delivery of ticket in merchandises of fresh products, fruits and vegetables, bakery and pastry shop, and meats by amounts of $2,000, $3,000 and $6,000, according to purchase sections, which without a doubt will attract new clients the company. With the same objective the promotions and discounts supported with steering wheels have stayed that are distributed weekly.

7. Analysis of market Risk.

In May 2007, the IMACEC reached 4,8%, the lowest one of the year, inferior to the projections of the experts, who considered a greater growth. This takes very to that the growth average of the year is only of 0,3%, far from the 6,4% of the same period of the last exercise.

The sale of the manufacturing industry registers in the month of May of a 2007 increase of 6,4% with respect to the level reached in May of the 2006. With this, the annual movable average of the industry grew in 3.1%. The quarterly movable average increased 4.9%.

The observed dollar average of the trimester April - June of 2007 was of 527,01 pesos by dollar.

The rate of national leisure reached to 6,7% in the quarterly March 2007 May 2007, experiencing a diminution of 2,1 percentage points with respect to equal trimester of the previous year and a decrease of 0,1 percentage points with respect to previous the movable trimester.

The quarterly change is formed by increase of 1,1% in the estimation of the Force of Work, with respect to equal trimester of the last year, and with a decrease of 0,5% with respect to the previous trimester.

The number of occupied increased 3,4% with respect to equal trimester of the previous year, and decreased 0,4% with respect to the previous trimester.

7.1 Risk of interest rate and exchange rate.

From this point of view the society maintains debts to average rate 6.28% and is compound in 20.50% in national currency and 79.50% in foreign currency, mainly American dollars.

Supermercados Unimarc S.A. does not count on financial derivatives contracts that allow to diminish the exchange risk or the fluctuation of the interest rate.

From the point of view of the result we can say that Operational Income of Supermercados Unimarc S.A. in foreign currencies represents 1.16% of the total of the Operational Income, which are made up of a 83.24% in Argentine pesos, as a result of operational income of our Argentine subsidiary Supermercados Hipermarc S.A. and 16.76% which they correspond to dollars in exports of our Chilean subsidiary Interagro Comercio y Ganado S.A.

The Operational Costs in foreign currencies represent 0.25% of total Operational Cost of Supermercados Unimarc S.A. and correspond in 100% to Argentine pesos, since the costs of our subsidiary Interagro Comercio y Ganado S.A. are in Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At June 30, 2007

ASSETS	30/JUN/07	31/MAR/07	31/DIC/06	30/JUN/06
Available	1,137,423	1,211,331	580,977	267,430
Time Deposits	0	0	0	32,598
Net Negotiable Securities	0	0	0	0
Deborts From Sales (Net)	1,445,887	1,961,570	1,973,340	1,975,394
Notes Receivables (Net)	619,797	660,034	1,046,924	759,504
Sundry Debtors (Net)	348,493	302,871	24,460	264,194
Related Co. Bills receivables and Debtors	1,573,819	258,207	46,628	2,591,988
Inventories (Net)	13,126,445	12,891,772	12,485,965	11,825,999
Recoverable Taxes	231,976	377,298	436,208	320,800
Prepaid Expenses	1,058,269	959,157	1,086,517	786,270
Deferred Taxes	108,553	178,787	117,302	142,970
Other Current Assets	120,520	106,726	85,181	28,772
Total Current Assets	19,770,912	18,907,753	17,883,502	18,995,919

Land	31,144,353	31,299,262	31,278,746	31,384,747
Construction and Infrastructure Works	48,999,041	50,335,979	50,006,832	50,815,901
Machinery and Equipment	19,174,785	19,309,213	19,253,440	19,241,404
Other Fixed Assets	35,001,058	35,194,814	35,156,389	35,872,719
Higher valve due to technical revaluation of fixed assets	0	0	0	0
Depreciation (Less)	(25,933,244)	(25,807,954)	(24,182,721)	(23,091,739)
Total Fixed Assets	108,385,993	110,331,314	111,512,686	114,223,032

Investment in Related Companies	3,986	3,899	3,911	3,950
Investments in other companies	0	0	0	0
Lower Value of Investments	12,847,268	12,639,239	12,935,801	13,503,850
Higher Value of Investments (less)	(25,623)	(26,776)	(27,978)	(30,328)
Long - Term Debtors	486,535	362,681	416,625	521,156
Related Comp. Bills Receivable and Debtors	1,835,393	1,839,608	2,008,763	4,017,319
Deferred Taxes	6,348,402	6,820,480	6,773,151	7,230,208
Intangibles	9,762	10,043	10,004	10,175
Amortization (Less)	0	0	0	0
Other	1,549,484	1,422,963	1,400,002	1,415,433
Total Other Assets	23,055,207	23,072,137	23,520,279	26,671,763

Total Assets	151,212,112	152,311,204	152,916,467	159,890,714

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At June 30, 2007
LIABILITIES	30/JUN/07	31/MAR/07	31/DIC/06	30/JUN/06
Short-Term Obligation Banks & Financial Inst.	955,552	1,044,050	6,280,594	1,120,201
Obligation with Banks & Financial Inst. L/T Portion	3,234,002	3,377,431	1,534,576	4,036,644
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	20,567,126	21,594,097	20,609,571	21,219,150
Notes Payable	31,278	17,339	30,094	54,086
Sundry Creditors	1,056,544	1,386,517	1,213,742	1,456,380
Related Co. Notes and Accounts Payable	22,080,656	17,344,379	15,935,213	15,117,323
Provisions	998,411	1,446,661	1,044,539	577,431
Withholdings	961,646	882,853	860,782	566,433
Income Tax	0	0	0	0
Income Received in Advance	443,622	443,983	432,812	444,202
Deferred Taxes	0	0	0	0
Other Current Liabilities	0	0	0	0
Total Current Liabilities	50,328,837	47,537,310	47,941,923	44,591,850
Obligations with Banks & Financial Inst.	5,666,466	6,577,736	4,183,671	9,009,255
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	393,258	302,571	485,444	574,234
Sundry Creditors	2,194,504	2,298,841	2,365,102	2,491,888
Related Co. Notes and Account Payable.	18,351,049	18,476,356	18,508,631	18,762,689
Provisions	0	0	0	0
Other long term Liabilities	458,031	605,795	710,706	839,287
Total long term Liabilities	27,063,308	28,261,299	26,253,554	31,677,353
Minority Interest	11,869	12,975	13,867	17,120
	61,184,347	62,163,297	62,346,850	61,663,754
Paid-in Capital	1,162,503	124,327	0	678,301
Capital Revaluation Reserves	31,889,635	31,859,341	31,889,635	31,887,182
Share premium	0	0	0	0
Other Reserves	(10,967,767)	(9,778,615)	(10,049,044)	(9,468,948)
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	(9,460,620)	(7,868,730)	(5,480,318)	(1,155,898)
Future Dividends Reserves	0	0	0	0
Accumulated Profits	0	(5,475,112)	2,574,470	2,574,272
Accumulated Losses (less)	(5,480,319)		0	0
Profit (Loss) of the Period	(3,980,301)	(2,393,618)	(8,054,788)	(3,730,170)
Interim Dividends (less)	0	0	0	0
Total Equity	73,808,098	76,499,620	78,707,123	83,604,391
Total Liabilities	151,212,112	152,311,204	152,916,467	159,890,714

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At June 30, 2007
INCOME STATEMENT	30/JUN/07	31/MAR/07	31/DIC/06	30/JUN/06
Trading Income	57,873,946	29,015,208	120,334,654	58,562,695
Operating costs	(42,868,036)	(21,986,182)	(90,962,201)	(43,330,697)
Trading Margin	15,005,910	7,029,026	29,372,453	15,231,998
Adm. and Sales Expenses	(15,834,859)	(8,177,046)	(32,873,989)	(16,341,030)
Operating Results	(828,949)	(1,148,020)	(3,501,536)	(1,109,032)
Financial Income	39,993	19,655	109,424	34,574
Related Co. Invest. Profits	0	0	0	0
Other non-operating income	8,398	47,870	335,779	154,051
Related Comp. Invest. Losses	(74)	(8)	(83)	(43)
Lower Value Invest. Amortization	(581,412)	(284,275)	(1,138,179)	(569,044)
Financial Expenses	(1,595,553)	(768,768)	(2,969,452)	(1,400,789)
Other non-operating expenses	(128,387)	(18,551)	(94,404)	(103,907)
Price-level restatement	(410,525)	(634,630)	793,577	281,647
Exchange rate differences	(72,099)	261,361	(582,455)	(400,783)
Non-Trading Income	(2,739,659)	(1,377,346)	(3,545,793)	(2,004,294)

Profit Before Tax	(3,568,608)	(2,525,366)	(7,047,329)	(3,113,326)
Income Tax	(415,642)	129,580	(1,016,467)	(620,492)
Consolidated (Loss) Profit	(3,984,250)	(2,395,786)	(8,063,796)	(3,733,818)
Minority Interest	1,595	992	4,298	1,296
Net (Loss) Profit	(3,982,655)	(2,394,794)	(8,059,498)	(3,732,522)
Higher Value Invest. Amortization	2,354	1,176	4,710	2,352
Profits (Loss) of the Period	(3,980,301)	(2,393,618)	(8,054,788)	(3,730,170)

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At June 30, 2007
FINANCIAL RATIOS	30/JUN/07	31/MAR/07	31/DIC/06	30/JUN/06
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	(3.15)	(1.90)	(6.38)	(2.96)
Book Value ($)	58.49	60.62	62.37	66.26